NR07-05

April 11, 2007

Wealth Appoints Chief Geologist

Grants 525,000 Stock Options

Vancouver, British Columbia…  Wealth Minerals Ltd. (the “Company” or “Wealth”) - (TSX Venture Exchange: WML, OTC: WMLLF, Frankfurt: EJZ), is pleased to announce that Mr. Scott Heffernan, M.Sc., P.Geo., has been appointed to the position of Chief Geologist.  In this role, Mr. Heffernan will be responsible for developing and managing the Company’s exploration projects, including its premier, newly discovered, bulk-tonnage, Diamante-Los Patos Uranium District.

Scott Heffernan, P.Geo.

Mr. Heffernan holds a Bachelor Degree (Geology) from the University of Alberta and completed his Masters Degree (Geological Sciences) with the Mineral Deposit Research Unit (MDRU) and the Pacific Centre for Isotopic and Geochemical Research (PCIGR) at the University of British Columbia.

Mr. Heffernan is a registered professional geologist (BC) with over 10 years of well-rounded experience, having worked with governmental surveys and both major and junior mining companies in North and South America.  Mr. Heffernan spent the last four years as a Senior Geologist with Equity Engineering Ltd., a Vancouver-based geological consulting and contracting firm specializing in turn-key geological and project management.  While with Equity, he directed exploration and drilling that led to the discovery of significant gold and polymetallic mineralization on the porphyry-related Tide property and most recently was managing Frontier Development Group Inc.’s IOCG exploration in north-central Yukon.

Stock Options

The Company further announces that, pursuant to its 2004 Incentive Stock Option Plan, it has granted incentive stock options to directors, officers, employees and consultants of the Company to purchase up to an aggregate of 525,000 common shares in the capital stock of the Company.  The options are exercisable on or before April 11, 2009 at a price of $4.74 per share.

About Wealth Minerals Ltd.

Wealth is a well financed mineral exploration company with approximately 25.0 million shares issued and listings on the TSX Venture and Frankfurt Stock Exchanges and the OTCBB.  The Company’s focus is the acquisition and exploration of prospective uranium properties, primarily in Argentina and Peru.  In addition to ongoing work programs on its existing properties, it continues to actively evaluate new potential uranium projects in these countries.

For further details on the Company readers are referred to the Company’s web site (www.wealthminerals.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

WEALTH MINERALS LTD.

“Henk Van Alphen”

President & CEO

For further information, please contact:

Glenn Shand

Phone: 604-331-0096 / 888-331-0096

E-mail: info@wealthminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the timing of future activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.  The reader is referred to the Company’s current 20F for a more complete discussion of such risk factors and their potential effects.

All of the Company’s public disclosure filings may be accessed via www.sedar.com and www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.  This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Suite 1901 – 1177 West Hastings Street, Vancouver, BC Canada V6E 2K3

Tel 604.331.0096  Fax 604.408.7499

www.wealthminerals.com